ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

September 15, 2020

Angela C. Jaimes (617) 951-7591 angela.jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Min S. Oh

Re: AllianzGI Artificial Intelligence & Technology Opportunities Fund ("AIO"), AllianzGI Convertible & Income Fund ("NCV"), AllianzGI Convertible & Income Fund II ("NCZ"), AllianzGI Convertible & Income 2024 Target Term Fund ("CBH"), AllianzGI Diversified Income & Convertible Fund ("ACV"), AllianzGI Equity & Convertible Income Fund ("NIE") and AllianzGI Dividend, Interest & Premium Strategy Fund ("NFJ") (each a "Fund" and, collectively, the "Funds") (File Nos. 811-23446, 811-21284, 811-21338, 811-23241, 811-23039, 811-21989 and 811-21417)—Responses to Supplemental Comments on Preliminary Proxy Statement filed on Schedule 14A

Dear Mr. Oh:

I am writing on behalf of the Funds to respond to the supplemental comments by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received on September 14, 2020, on the Funds' combined preliminary proxy statement filed on Schedule 14A with the Commission on September 2, 2020 (the "Preliminary Proxy Statement") and related to the Funds' correspondence filing dated September 14, 2020 (the "Initial Response Letter"). The Staff previously provided comments on the Preliminary Proxy Statement on September 11, 2020 (each an "Initial Comment" and collectively, the "Initial Comments") to which we provided responses in the Initial Response Letter.

Summaries of your supplemental oral comments and the Funds' responses thereto are set forth below. To the extent responses in this letter use the past tense to refer to changes that have been made, those responses have been reflected, to the extent applicable, in the definitive proxy statement filed on the date hereof (the "Definitive Proxy Statement").

Proxy Statement – Section III – Fund Information

1.Comment: Please supplement your response to Initial Comment 36 in the Initial Response Letter to explain supplementally the applicable law on which you rely to state that the Funds need not seek Shareholder approval for the referenced appointments to the Boards of Trustees.

Response: In relevant part, Section 16(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), states that board vacancies occurring between annual or special meetings called to elect directors "may be filled in any otherwise legal manner if immediately after filling any such vacancy at least two-thirds of the directors then holding office shall have been elected to such office by the holders of the outstanding voting securities of the company" at an annual or special meeting. In this case, following the appointments by the Boards of Trustees described in Section III of the Preliminary Proxy Statement, existing Trustees will still constitute at least two-third of the Trustees holding office. Furthermore, each Fund's declaration of trust and bylaws under the laws of the Commonwealth of Massachusetts permit the Board of Trustees to increase the size of the Board and to appoint persons to fill vacancies. Accordingly, Shareholder approval is required neither under the 1940 Act nor under Massachusetts law for the referenced appointments at this time.

Proxy Statement – Section IV – Voting Information

2.Comment: Regarding Initial Comment 45 in the Initial Response Letter, please review the $1,000,000 figure and, to the extent practicable, specify which portion of that figure covers proxy solicitation costs.

Response: The Funds received a bundled estimate from AST Fund Solutions, LLC ("AST") that covers all services provided by AST, including proxy solicitation. Upon further review,  the Funds have  revised the total figure to $1,800,000 to reflect more-recent estimates.

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Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes

Angela C. Jaimes, Esq.

cc:Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq.

George B. Raine, Esq. Shawn M. Donovan, Esq.